Mr. Jeffrey Lewis
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:                          Realty Income Corporation
Form 10-K for the fiscal year ended December 31, 2021
Filed February 23, 2022
File No. 001-13374

May 6, 2022

Dear Mr. Lewis:

Thank you for your letter (the “Comment Letter”) dated May 2, 2022 to Realty Income Corporation (the “Company,” “we,” or “us”), setting forth the comments provided by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”).

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in bold below.
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Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Adjusted Earnings before Interest, Taxes, Depreciation and Amortization for Real Estate (Adjusted EBITDAre), page 59

1.We note your Annualized Pro forma Adjustment used to calculate Annualized Pro forma Adjusted EBITDAre, with the pro forma amounts incorporating operating income from acquired or stabilized properties, and removing operating income from properties disposed, to provide pro forma effect as if transactions that occurred during the period had occurred at the beginning of such period. Please address the following:
•Tell us how your presentation of the separate Annualized pro forma adjustments complies with Article 11 of Regulation S-X, as it does not appear you discuss whether the pro forma adjustments provided include all adjustments required to present the amount on a pro forma basis;
Response:
Our filings with the Commission and other supplemental investor disclosures include pro forma adjustments to Adjusted EBITDAre, a non-GAAP measure, specifically with respect to the calculation of Net Debt/Pro forma Adjusted EBITDAre. These pro forma adjustments add in the Adjusted EBITDAre impact associated with properties acquired or stabilized during an applicable quarter and removes the Adjusted EBITDAre impact from properties disposed of during the quarter. These pro forma adjustments are presented as if the acquisitions and dispositions occurred at the beginning of the applicable period. These adjustments are used in the calculation of Net Debt/Pro forma Adjusted EBITDAre which is a non-GAAP financial measure we utilize in managing and evaluating the business1. Because we utilize debt financing to finance our acquisition activity, adjusting for the timing impact of acquisitions and dispositions executed within a quarter as part of Annualized EBITDAre provides both management and investors with the useful information of an indicative run-rate of the Company’s leverage based on properties owned as of the balance sheet date.
We believe our calculations of the Annualized Pro forma Adjustments are performed in a manner consistent with the concepts in Article 11 of Regulation S-X, namely that all periods presented include pro forma adjustment and that the transactions were assumed to have occurred at the beginning of the applicable period. These adjustments also give effect to events that are: 1) directly attributable to each specific transaction, 2) factually supportable, and 3) expected to have a continuing impact.
The basis of the pro forma adjustments in our calculation of the Annualized Pro forma Adjustments is primarily contractual rent, as the majority of our leases fall under a net lease structure whereby our clients are responsible for certain operating expenses, including, but not limited to, utilities, property taxes and insurance. We adjust contractual rent for net revenue adjustments for above-market and below-market leases in accordance with U.S. GAAP.
Although we acknowledge that the Annualized Pro forma Adjustments do not meet the conditions requiring pro forma presentation in Article 11 of Regulation S-X (i.e., a significant business combination, a disposition of a significant portion of a business, etc.), as noted above, we believe their inclusion provides useful information to investors in the assessment of the non-GAAP measure of Net Debt/Pro forma Adjusted EBITDAre. Other than to give effect to the respective acquisitions and dispositions of property that resulted from our merger with VEREIT, Inc. (the “Merger”) during the period ending December 31, 2021, these pro forma adjustments are not directly related to the Merger, nor are they an attempt to continue to present Merger-related information on a pro forma basis in future filings with the Commission.
In response to the Staff’s comment, we will revise any future disclosures on this topic to clarify that the Annualized Pro forma Adjustment includes all adjustments to present the adjustments on a pro forma basis under Article 11 as follows (the proposed changes to our form of disclosure from prior filings is indicated below in strikethrough and bold italics):
The Annualized Pro Forma Adjustments, which include transaction accounting adjustments in accordance with U.S. GAAP, consist of adjustments to incorporate ~~operating income~~ Adjusted EBITDAre from properties we acquired or stabilized during the applicable quarter and to remove ~~operating income~~ Adjusted EBITDAre from properties we disposed of during the applicable quarter, giving pro forma effect to all transactions as if they occurred at the beginning of the applicable period. Our calculation includes all adjustments consistent with the requirements to present Adjusted EBITDAre on a pro forma basis in accordance with Article 11 of Regulation S-X. The Annualized Pro Forma Adjustments are consistent with the debt service coverage ratio calculated under financial covenants for our senior unsecured notes.
We note from the Commission’s Division of Corporation Finance Financial Reporting Manual Topic 9, Management’s Discussion and Analysis of Financial Position and Results of Operations (MD&A) section 9220.9 the following:
“…Typically, the presentation of complete pro forma financial information (reflecting the adjustments) in MD&A will be necessary in order to facilitate an understanding of the basis of the information being discussed…However, there may be situations where the pro forma adjustments are limited in number and easily understood so that narrative disclosure of the adjustments alone will be sufficient.”
1 The SEC’s Division of Corporation Finance Financial Reporting Manual Topic 9, Management’s Discussion and Analysis of Financial Position and Results of Operations (MD&A) section 9220.1 notes that “registrants may find it helpful to include a discussion of key variables and financial measures management is utilizing in managing the business.”

Based on the limited scope of the pro forma adjustments being made to Adjusted EBITDAre, we believe our inclusion of both tabular (individual components of acquisitions and disposals) and the narrative disclosure of the adjustments is sufficient.
Given the Staff’s open questions with respect to this disclosure, we have omitted the pro forma adjustments to Adjusted EBITDAre and Net Debt/ Adjusted EBITDAre from our Quarterly Report on Form 10-Q for the three months ended March 31, 2022 and other disclosures, but intend to include it in future disclosures once the Staff’s questions are resolved.
•Discuss your use of operating income, and not a similarly calculated Adjusted EBITDAre for properties both acquired and stabilized as well as disposed, and how you determined the use of operating income presents such amounts on a consistent basis to the other components of Adjusted EBITDAre
    Response:
Our use of the term “operating income” is synonymous with Adjusted EBITDAre, as all of the required adjustments made to calculate Adjusted EBITDAre for the relevant properties are reflected in the operating income calculations for those properties. As reflected in the proposed revised disclosure language above, we will remove reference to the term “operating income” in future disclosures and instead refer specifically to Adjusted EBITDAre when describing our Annualized Pro forma Adjustment. This revision in terminology would have no impact on the previously reported amounts with respect to Annualized Pro forma Adjusted EBITDAre or Net Debt/Pro forma Adjusted EBITDAre.
•Pursuant to Item 10(e)(1)(i) of Regulation S-K, provide the required disclosures pertaining to operating income given such measure also appears to be a non-GAAP financial measure, or tell us why you believe such disclosure is not required.
    Response:
In response to the staff’s comment and as part of any future disclosures on this topic, as described above, we will remove reference to the term “operating income” and will refer to Adjusted EBITDAre when describing our Annualized Pro forma Adjustment. Adjusted EBITDAre, which we currently define as a non-GAAP metric in our disclosures, is reconciled from Net Income, which we believe is the most comparable GAAP measure.

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We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. If you have any questions or comments to this letter, please do not hesitate to contact me at (858) 284-5353.

Sincerely,

/s/ Christie B. Kelly

Christie B. Kelly
Executive Vice President, Chief Financial Officer and Treasurer
Realty Income Corporation